Exhibit 12.1

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Exhibit 12.1
First Charter Corporation
Computation of Ratio of Earnings of Fixed Charges

	For the Calendar Year
(Dollars in thousands)	2007		2006		2005		2004		2003

Computation of ratio of earnings to fixed charges:
Income from continuing operations before income tax expense	$62,667		$71,161		$34,307		$64,127		$17,501
Interest on nondeposit-interest bearing liabilities	56,706		48,771		46,266		28,943		28,946
Portion of rental expense deemed representative of interest	1,313		1,725		1,089		880		674

Total income for computation excluding interest on deposits	120,686		121,657		81,662		93,950		47,121
Interest on deposits	106,300		82,448		53,456		35,350		41,544

Total income for computation including interest on deposits	$226,986		$204,105		$135,118		$129,300		$88,665

Fixed charges excluding interest on deposits	$58,019		$50,496		$47,355		$29,823		$29,620

Fixed charges including interest on deposits	$164,319		$132,944		$100,811		$65,173		$71,164

Ratio excluding interest on deposits	2.08	x	2.41	x	1.72	x	3.15	x	1.59	x

Ratio including interest on deposits	1.38	x	1.54	x	1.34	x	1.98	x	1.25	x

Components of fixed charges:
Interest:
Interest on deposits	$106,300		$82,448		$53,456		$35,350		$41,544
Interest on nondeposit interest-bearing liabilities	56,706		48,771		46,266		28,943		28,946

Total interest charges	$163,006		$131,219		$99,722		$64,293		$70,490

Rental expense:
Rental expense	$3,939		$5,175		$3,267		$2,640		$2,021
Portion of rental expense deemed representative of interest	1,313		1,725		1,089		880		674

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